

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Mr. Henri Harland
President and Chief Executive Officer
Neptune Technologies & Bioressources, Inc.
545 Promenade du Centropolis, Suite 100
Laval, Quebec
Canada H7T 0A3

> **Re: Neptune Technologies & Bioressources, Inc.**
> **Form 40-F for Fiscal Year Ended February 28, 2013**
> **Filed May 30, 2013**
> **Form 6-K for Month of January 2014**
> **Filed January 14, 2014**
> **File No. 001-33526**

Dear Mr. Harland:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing on Form 40-F, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year ended February 28, 2013
Exhibit 99.1
Intellectual Property
Patents, page 27

1. We note that you consider the protection of your patent estate to be an important activity and that you have recently been engaged in several actions regarding the possible infringement of your intellectual property rights. We also note the proposed disclosure you provided to the staff in your correspondence dated March 28, 2011, regarding material patents to be provided in future reports. We also note that the disclosure you

provided in this report provides no information about the specific jurisdictions of your material patents or their expiration dates. Please file an amendment to expand your disclosure to identify the expiration dates of your material issued patents and the related jurisdictions. Please also note the requirements of Instruction D (5) of the Form 40-F which provides that Rule 12b-20 of the Securities Exchange Act of 1934 shall apply to the Form 40-F. That rule requires that in addition to providing what is explicitly required, you must provide any additional information that under the circumstances may be material.

Form 6-K for month of January 2014
Consolidated Interim Statements of Changes in Equity for the three and nine month periods ended November 30, 2013, page 3

2. Please provide us your analysis, with reference to authoritative literature, supporting your accounting treatment for the receipt of 6,750,000 Class A shares of Acasti Pharma, pursuant to the royalty prepayment agreement dated December 4, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Christina DeRosa, Staff Attorney, at (202) 551-3577 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant